SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No 27)

2002 Target Term Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

902106103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

 July 7, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)












ITEM 1	Security and Issuer
		Common Stock
		2002 Target Term Trust, Inc. ("TTR")
		1285 Avenue of the Americas
		New York, New York 10019
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director, and controlling stockholder
JoAnn VanDegriff, Vice President and Director, Sophie Karpus,
Director
		b) 14 Tobey Village Office Park, Pittsford, New York  14534
		c) Principal business and occupation- Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trusts and others, specializing in conservative asset
		management (i.e. fixed income investments ).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(the "Principals") or KIM has been convicted in the past 5 years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the Principals or KIM has been
		a party to a civil proceeding as a result of which any of them is
		subject to a judgment, decree, or final order enjoining future
		violations of or prohibiting or mandating activities subject to, federal with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York State corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares
		of TTR on behalf of Accounts that are managed by KIM ("the Accounts")
		under limited powers of attorney.  All funds that have been utilized
		in making such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased shares for investment purposes.  Being primarily
		a conservative, fixed income manager, with a specialty focus in the
		closed-end fund sector, the profile of TTR (being a conservative
		investment grade fund) fit the investment guidelines for various Accounts.
ITEM 5	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 601,760 shares which
		represents 7.71% of the outstanding Shares.  George W. Karpus owns
		1,500 shares purchased on December 13,1996 at a price of $13.625 per
		share.  None of the other Principals or KIM presently own Shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
		c) Open market purchases and sales for the last 60 days.
There have been no disposition and no acquisitions, other than by such open market purchases and sales during such period.

DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
5/4/00
750
13.25

6/1/00
-6000
13.375
5/11/00
-700
13.1875

6/5/00
-175
13.125
5/12/00
-700
13.1875

6/6/00
-11550
13.125
5/15/00
9500
13.125

6/7/00
-1400
13.125
5/15/00
-20500
13.125

6/7/00
-1100
13.0625
5/16/00
-600
13.1875

6/8/00
-4800
13.125
5/17/00
-100
13.125

6/8/00
-1000
13.0625
5/18/00
-2000
13.125

6/9/00
-1825
13.0625
5/22/00
-3700
13.375

6/15/00
-800
13.1875
5/24/00
-6300
13.375

6/15/00
-2970
13.375
5/30/00
-13000
13.375

6/20/00
-1200
13.1875




6/23/00
350
13.25




6/28/00
1500
13.3125




6/28/00
-3000
13.3125




6/30/00
-4700
13.4375
ITEM 6	Contract, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of
		TTR securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Karpus Management, Inc.



July 7, 2000		                  	       By:_____________________
       Date						    Signature
George W. Karpus, President
							  Name / Title